ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Lindsey Coffey T +1 212 596 9858 F +1 646 728 1643 lindsey.coffey@ropesgray.com

August 9, 2013

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re: Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818)

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Westchester Capital Funds (the “Trust”), Pre-Effective Amendment No. 1 to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 1 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended, on Form N-1A.  The purpose of this amendment is to substantially change the investment strategy and policies of WCM Alternatives: Event-Driven Fund (formerly known as “The Institutional Merger Fund”), a series of the Trust.

Additional information regarding the Trust, as well as the remaining exhibits to the Registration Statement, will be filed by amendment.

No fees are required in connection with this filing.  Please direct any questions regarding this filing to me at (212) 596-9821.  Thank you for your attention in this matter.

Sincerely,

/s/ Lindsey Coffey

Lindsey Coffey

CC:           Bruce Rubin, Westchester Capital Management, LLC